Ballard Power Systems Inc.

News Release

Randall MacEwen Appointed President & CEO of Ballard Power Systems

For Immediate Release – September 1, 2014

Vancouver, Canada – The Board of Directors of Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced the appointment of Mr. Randall (Randy) MacEwen as President and Chief Executive Officer, effective October 6, 2014. Mr. MacEwen will replace John Sheridan, who is retiring after serving as the Company’s President and CEO since 2006. Further to the announcement in February of John Sheridan’s plan to retire at yearend, he will continue to serve as an employee in an advisory capacity and on the Board as a director until December 31, to support the CEO transition process.

“Ballard has benefited tremendously from the strong leadership provided by John over the past eight years as he successfully transformed Ballard to become the leading clean energy, fuel cell company,” said Ian Bourne, Chairman of the Board of Directors. “We are strongly positioned for Randy to lead Ballard through the next phase of the Company’s growth and development.”

The appointment of Randy MacEwen follows a rigorous succession planning and comprehensive search process by the Board of Directors. Mr. MacEwen has extensive executive-level experience in the clean energy sector. He served as Executive Vice President of Stuart Energy Systems Corporation, an onsite hydrogen production company, as CEO of Solar Integrated Technologies Inc., a manufacturer and installer of commercial solar systems and as Founder and Managing Director of NextCleanTech LLC, a clean energy consulting firm. In these roles, Mr. MacEwen has demonstrated an ability to clearly define strategy and focus, to deliver strong performance from his management teams and to drive growth and profitability in complex clean energy markets. He holds an Honours BA degree from York University and a Bachelor of Law degree from the University of Western Ontario.

Randy MacEwen’s biography is available at www.ballard.com/ceo.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com